Addendum to Form 4 of

the Estate of Aldo A. Croatti

June 21, 2006

(1)

On May 5, 2006, the Estate of Aldo A. Croatti (the “Estate”) transferred 42,455 shares of Common Stock to Marie Croatti pursuant to the estate plan of Mr. Aldo A. Croatti. On May 30, 2006, the Estate transferred 1,135,272 shares of Class B Common Stock to Marie Croatti, 372,197 shares of Class B Common Stock to Ronald D. Croatti, 372,197 shares of Class B Common Stock to Cynthia Croatti and a total of 744,394 shares of Class B Common Stock to individuals and/or entities that were not reporting persons under Section 16 at the time of such inheritances all pursuant to the estate plan of Mr. Aldo A. Croatti.